As filed with the Securities and Exchange Commission on January 11, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 333-8626

TOTAL S.A.

(Exact name of registrant as specified in its charter)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

Phone: +33 (0)1 47 44 45 46

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Interests in Total Petrochemicals & Refining USA, Inc. Capital Accumulation Plan

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

*	TOTAL S.A. has filed a post-effective amendment to the Registration Statement on Form S-8 (Registration No. 333-8626) with the Securities and Exchange Commission indicating that the offering of securities under this Registration Statement has been completed and that no securities registered under this Registration Statement remain to be sold. Accordingly, this Form 15 has been filed to suspend the obligation to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended, including the obligation to file annual reports on Form 11-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, TOTAL S.A. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 11, 2017	TOTAL S.A.

	By:	/s/ JEAN-PIERRE SBRAIRE
	Name:	Jean-Pierre SBRAIRE
	Title:	Treasurer